Exhibit (a)(2)

BUTTONWOOD FIRST ACCESS FUND LTD.

ARTICLES SUPPLEMENTARY

Buttonwood First Access Fund Ltd., a Maryland corporation, having its principal office in Baltimore County, Maryland (hereinafter called the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Pursuant to authority expressly vested in the Board of Directors of the Corporation by Article IV of the Charter of the Corporation, the Board of Directors has duly divided and classified 300 shares of the Preferred Stock of the Corporation, par value $0.0001 per share, into a series designated as “Series Seed Preferred Stock,” par value $0.0001 per share, of the Corporation and has provided for the issuance of such series.

SECOND: The terms of the Series Seed Preferred Stock as set by the Board of Directors, including preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption, are as follows:

TERMS OF CONVERTIBLE PREFERRED STOCK

(a)        Designation. This series of Preferred Stock shall consist of 300 shares, par value $0.0001, and shall be designated as “Series Seed Preferred Stock” (the “Series Seed Preferred Stock”).

(b)        Dividends. The holders of then outstanding shares of Series Seed Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends at the rate to be determined by the Board of Directors, for each share of Series Seed Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The right to receive dividends on shares of Series Seed Preferred Stock pursuant to the preceding sentence of this Section (b) shall not be cumulative, and no right to dividends shall accrue to holders of Series Seed Preferred Stock by reason of the fact that dividends on said shares are not declared. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock or dividends on the shares of Founder Preferred Stock) unless (in addition to the obtaining of any consents required elsewhere in the Charter) the holders of a majority of the then outstanding shares of all Founder Preferred Stock shall consent to such dividend.

(c)        Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations, and Asset Sales.

(i)        Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Maryland law governing distributions to stockholders (the “Available Proceeds”), as applicable, before any payment shall be made to the holders of Common Stock and Founder Preferred Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) two (2) times the applicable Series Seed Preferred Stock Original Issue Price of $10,000 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock (the “Series Seed Original Issue Price”), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section (e) immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (for purposes of this clause (ii), treating any non-voting capital stock of the Corporation (as defined below) as if such shares were convertible into Common Stock pursuant to Section (e) regardless of whether conversion is restricted pursuant to Section (e)(iv)(A)) (the amount payable pursuant to this sentence is hereinafter referred to as the “Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Section (c)(i), the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(ii)       Payments to Holders of Common Stock, Founder Preferred Stock and Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Founder Preferred Stock and Series Seed Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series Seed Preferred Stock pursuant to the above Section (c)(i) or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Founder Preferred Stock, Common Stock and Series Seed Preferred Stock, pro rata based on the number of shares held by each such holder on an as-converted to Common Stock basis.

(iii)       Deemed Liquidation Events.

(A)	Definition. Each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of a majority of the outstanding shares of all Preferred Stock (excluding any non-voting stock of the Corporation), voting together as a single class and not as separate series, and on an as-converted basis (the “Requisite Holders”), elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

i.	a merger or consolidation in which

1.	the Corporation is a constituent party or

2.	a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except (1) any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (A) the surviving or resulting corporation; or (B) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (2) a merger effected exclusively to change the domicile of the Corporation;

(B)	(i) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (ii) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(iv)       Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section (c)(iii)(A)i.1 unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement”) provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections (c)(i) and (c)(ii).

(v)        Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

(vi)      Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section (c)(iii)(A)i.1, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the “Additional Consideration”), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with Sections (c)(i) and (c)(ii) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections (c)(i) and (c)(ii) after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section (c)(vi), consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

(d)       Voting. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of any outstanding share of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Charter, holders of Series Seed Preferred Stock shall vote together with the holders of Series Seed Preferred Stock and Common Stock as a single class and on an as-converted to Common Stock basis.

(e)       Mandatory Conversion

(i)       Trigger Events. Upon the earliest to occur of (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, (b) the Corporation’s initial listing of its Common Stock for trading by means of an effective registration statement pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, (c) the date set by resolution of the Board of Directors for conversion of all Preferred Stock into Common Stock in connection with the registration of the Corporation as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act” and such registration, a “1940 Act Trigger Event”), (d) the closing of a SPAC Transaction (as defined below) and the aggregate cash proceeds available to the continuing operation entity in such SPAC Transaction, or (e) the date and time, or the occurrence of an event, specified by vote or written consent of holders of a majority of the Series Seed Preferred Stock then outstanding, determined by their voting power (the “Requisite Holders”) (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the “Mandatory Conversion Time”), then (i) all outstanding shares of Series Seed Preferred Stock shall automatically, without any action of the stockholder, be converted into shares of Common Stock, (ii) at the then effective conversion rate, as calculated pursuant to Section (e)(ii) and (iii) such shares may not be reissued by the Corporation. A “SPAC Transaction” shall mean the consummation of a business combination pursuant to which this Corporation is merged into, or otherwise combines with, a special purpose acquisition company listed on a nationally recognized market or exchange, such as the New York Stock Exchange or the NASDAQ Stock Market, or a subsidiary thereof, and the shares of capital stock of this Corporation outstanding immediately prior to such combination continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such combination, at least a majority, by voting power, of the capital stock of (i) the surviving or resulting corporation; or (ii) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such combination or consolidation, the parent corporation of such surviving or resulting corporation.

(ii)        Conversion Ratio. Each share of Series Seed Preferred Stock shall be converted at the Mandatory Conversion Time, without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) an amount equal to two (2) times the applicable Series Seed Preferred Stock Original Issue Price by (ii) the Conversion Price of such series of Preferred Stock in effect at the time of conversion. The initial “Conversion Price” per share of Common Stock for the Series Seed Preferred Stock shall be equal to the fair market value of the Corporation’s Common Stock, as determined in good faith by the Board of Directors on a date prior to the Mandatory Conversion Time. The initial Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, are subject to adjustment as provided in this Certificate of Designation.

(iii)        Procedural Requirements. All holders of record of shares of Series Seed Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock pursuant to this Section (e). Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series Seed Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series Seed Preferred Stock converted pursuant to this Section (e), including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement as provided for herein) therefor, to receive the items provided for in the next sentence of this Section (e)(iii) As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement as provided herein) for Series Seed Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, (i) a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof or (ii) a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Series Seed Preferred Stock converted. Such converted Series Seed Preferred Stock shall be retired and cancelled and may not be reissued, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

(iv)       Mechanics of Conversion.

(A)	Reservation of Shares. The Corporation shall at all times when any Series Seed Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series Seed Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Seed Preferred Stock, the Corporation shall, prior to such conversion, take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval, if any, of any necessary amendment to the Charter. Before taking any action which would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of such series of Series Seed Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted applicable Conversion Price.

(B)	Effect of Conversion. All shares of Series Seed Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

(C)	No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Series Seed Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

(D)	Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Series Seed Preferred Stock shall be rounded to the nearest whole share.

(E)	Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series Seed Preferred Stock pursuant to this Section (e). The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series Seed Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(v)	Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date the Series Seed Preferred Stock was originally issued (“Original Issue Date”), and prior to the Mandatory Conversion Time, effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section (e)(v) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(vi)	Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(A)	the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(B)	the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such applicable Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

(vii)	Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date, and prior to the Mandatory Conversion Time, shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section (e)(i) do not apply to such dividend or distribution, then and in each such event the holders of Series Seed Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

(viii)	Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section (c)(iii), if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series Seed Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections (g)(iv), (g)(vi) or (g)(vii), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series Seed Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Series Seed Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section (e) with respect to the rights and interests thereafter of the holders of the Series Seed Preferred Stock, to the end that the provisions set forth in this Section (e) (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed Preferred Stock.

(ix)	Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section (e), the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series Seed Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series Seed Preferred Stock.

(x)	Notice of Record Date. In the event:

(A)	the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series Seed Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(B)	of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(C)	of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series Seed Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series Seed Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series Seed Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

(f)        Redemption. The Series Seed Preferred Stock is not redeemable (other than in connection with a Mandatory Conversion pursuant to Section (e)).

(g)        Redeemed or Otherwise Acquired Shares. Any shares of Series Seed Preferred Stock that are converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold, or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Stock following redemption, conversion or acquisition.

(h)       Waiver. Except as otherwise set forth herein, any of the rights, powers, preferences and other terms of the Series Seed Preferred Stock set forth herein may be waived on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders

(i)        Notices. Any notice required or permitted by the provisions of this Charter to be given to a holder of shares of Series Seed Preferred Stock shall be mailed, postage prepaid, to the post office address shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Maryland General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

IN WITNESS WHEREOF, BUTTONWOOD FIRST ACCESS FUND LTD. has caused these Articles Supplementary to be signed as of October 17, 2025, in its name and on its behalf by the person named below who acknowledges that these Articles Supplementary are the act of the Corporation and, to the best of the person’s knowledge, information and belief under penalties for perjury, all matters and facts contained in these Articles Supplementary are true in all material respects.

ATTEST:	BUTTONWOOD FIRST ACCESS FUND LTD.

/s/ Stephan A. Stein	By	/s/ Joseph A. Alagna, Jr.
Stephan A. Stein		Joseph A. Alagna, Jr.
President, COO, Treasurer and Secretary		Chairman and CEO